SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*
_________________________

Equity One, Inc.
(Name of Issuer)
_______________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)
________________________

294752100
(CUSIP Number)
________________________

Hugh Ford
40 Broadway, London SW1H 0BT, United Kingdom
+44 (0)20 7960 1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
___________________________

with a copy to:
Rodd M. Schreiber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700
_________________________

January 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 18 Pages)

CUSIP No. 049298102	Page 2 of 18

1	NAMES OF REPORTING PERSONS Capital Shopping Centres Group PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,408,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,418,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.95%1
14	TYPE OF REPORTING PERSON (see instructions) HC, CO

1 107,716,745 shares of the Issuer's Common Stock were outstanding as of January 4, 2011 as disclosed in the Issuer’s Prospectus Supplement dated January 5, 2011.

CUSIP No. 049298102	Page 3 of 18

1	NAMES OF REPORTING PERSONS Liberty International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,408,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,418,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,418,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.95%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 049298102	Page 4 of 18

1	NAMES OF REPORTING PERSONS CSC Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,408,443
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,060,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,408,443
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.94%
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.            Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Equity One, Inc., a Maryland corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1600 NE Miami Gardens Drive, North Miami Beach, Florida 33179.

Item 2.            Identity and Background.

This Statement is being filed jointly by Capital Shopping Centres Group PLC, a public company limited by shares organized under the laws of England and Wales (“Parent”), Liberty International Holdings Limited, a private company limited by shares organized under the laws of England and Wales and an indirect wholly owned subsidiary of Parent (“LIH”), and CSC Ventures Limited, a private company limited by shares organized under the laws of England and Wales and a wholly owned subsidiary of LIH (“LIH Sub”) (collectively, the “Reporting Persons”).

Parent is a United Kingdom real estate investment trust, whose shares are listed on the London Stock Exchange and Johannesburg Stock Exchange, and a leading specialist developer, owner and manager of United Kingdom (“UK”) regional shopping centers.  Parent owns a leading UK shopping center business with focus on prime assets including Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Glasgow; The Harlequin, Watford; and The Arndale, Manchester.  LIH is an intermediate holding company, holding shares in various group subsidiary companies.  LIH Sub has had no operations or assets prior to its receipt of the Common Stock and the Class A Common Stock (as defined in Item 3 below).

The address of the principal business and address of the principal office of Parent, LIH and LIH Sub is 40 Broadway, London SW1H 0BT, United Kingdom.

(a)–(c) The name, business address, present principal occupation or employment of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

(d)-(e) During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named on Schedule A to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of each of the Reporting Persons is set forth on Schedule A to this Statement, which is incorporated herein by reference.

Item 3.            Source and Amount of Funds or Other Consideration.

Pursuant to the Contribution Agreement, dated May 23, 2010, as amended November 8, 2010 (the “Contribution Agreement”), by and among the Issuer, LIH and Capital Shopping

Centres PLC (“CSC”) and related transaction documents, on January 4, 2011 (the “Closing”), LIH contributed all of the outstanding shares of common stock of C&C (US) No. 1, Inc., a Delaware corporation (“CapCo”), to EQY-CSC LLC, a newly formed joint venture entity (the “JV”), in exchange for 11,357,837 Class A shares of the JV (the “Class A LLC Shares”) and the Issuer contributed a shared appreciation promissory note to the JV in the amount of $600 million (the “Note”) in exchange for Class A LLC Shares and 100% of the newly issued Class B Shares of the JV (the “Class B LLC Shares”).

In addition, at the Closing, LIH delivered to the Issuer an outstanding promissory note of CapCo in the amount of $67 million (the “CapCo Note”), in exchange for the issuance to LIH Sub of 4,050,606 shares of the Issuer’s Common Stock and one share of a newly-created class of the Issuer’s capital stock, Class A Common Stock (the “Class A Common Stock”), that (i) is convertible into 10,000 shares (subject to certain adjustments) of Common Stock in certain circumstances, and (ii) subject to certain limitations, will entitle LIH to voting rights with respect to the Issuer determined with reference to the number of Class A LLC Shares held by Parent, LIH or a controlled affiliate of Parent from time to time.

The Class A LLC Shares received by LIH are redeemable by the JV upon LIH’s option until the tenth anniversary of the Closing for cash or, at the Issuer’s option, shares of Common Stock on a one-for-one basis, subject to certain adjustments.

References to, and descriptions of, the Contribution Agreement contained throughout this Statement are qualified in their entirety by reference to such agreement, which is filed as Exhibit 2 and incorporated by reference herein.

Item 4.            Purpose of Transaction.

As described in Item 3 above, this Statement relates to the shares of Common Stock that will be received pursuant to the Contribution Agreement and related transaction documents.    The Reporting Persons acquired the shares of Common Stock for investment purposes.  Depending on prevailing market, economic and other conditions, and subject to any applicable restrictions set forth in any of the agreements described in this Statement, the Reporting Persons may from time to time acquire additional securities of the Issuer, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, any applicable provisions or restrictions in any agreements described in this Statement and any other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

Contribution Agreement

The description of the Contribution Agreement in Item 3 above is incorporated by reference herein.

Equityholders Agreement

In connection with the transactions contemplated by the Contribution Agreement, the Issuer entered into an Equityholders Agreement, dated as of May 23, 2010 but effective as of January 4, 2011, among the Issuer, Parent, LIH, Gazit-Globe Ltd. (“Gazit”), Gazit (1995), Inc. (“1995”), MGN (USA) Inc. (“MGN”), MGN America, LLC (“America”), Silver Maple (2001), Inc. (“Silver Maple”), and Ficus, Inc. (“Ficus”) (the “Equityholders Agreement”).

Pursuant to the terms of the Equityholders Agreement, each of LIH, Parent and any of their respective controlled affiliates (collectively, “Liberty Group”), have agreed to vote all shares of Common Stock and Class A Common Stock Beneficially Owned (as defined in the Equityholders Agreement) by any member of Liberty Group or over which it has the power to direct the vote, in favor of the election of each individual nominated to the Issuer board of directors to serve as a director of the Issuer who is supported by Gazit, 1995, MGN, America, Silver Maple, Ficus, Chaim Katzman and any of their respective controlled affiliates (collectively, the “GG Group”).

Pursuant to the Equityholders Agreement, subject to certain conditions, LIH has the right to nominate an LIH Director (as defined in the Equityholders Agreement) in which event each member of the GG Group has agreed to vote all Common Stock Beneficially Owned by the GG Group or over which it has the power to direct the vote, in favor of the election of the LIH nominee to the Issuer’s board of directors approved by the board for so long as LIH has the right to nominate a director to the Issuer board of directors; provided, however, that as each member of the GG Group is only required to vote in favor of such approved LIH nominee if such LIH nominee is qualified to serve as a director of the Issuer. Certain executive officers of Parent will be deemed qualified. Effective at the Closing, the Issuer increased the size of its board of directors by one seat and appointed David Fischel, Chief Executive Officer of Parent, to its board as the initial LIH Director.

In order to facilitate the voting obligations described above, LIH and the GG Group executed an irrevocable proxy.  The irrevocable proxy of LIH was granted to the Issuer to vote any shares of Common Stock, Class A Common Stock, and additional shares of Common Stock that may be issued upon redemption of Class A LLC Shares or otherwise owned by any member of the Liberty Group in accordance with LIH’s voting obligations under the Equityholders Agreement. This proxy shall only be exercisable upon LIH’s failure to fulfill its voting obligations under the Equityholders Agreement and after the Issuer provides three days’ notice of such failure.

Pursuant to certain standstill provisions of the Equityholders Agreement, LIH and the members of Liberty Group will: (i) with respect to the Issuer or the Issuer’s Common Stock, not make, engage, vote in favor of or in any way participate in or influence, directly or indirectly, a hostile takeover or other similar action or any solicitation (as such term is used in the proxy rules of the Securities and Exchange Commission) by way of tender offer, exchange offer, merger or other business combination, proxies, consents, voting agreements, change of management or otherwise, except in connection with any of the foregoing that is recommended or not opposed by the Issuer board of directors and that is not initiated by Liberty Group, provided, however, that the presence of the director designed by LIH on the Issuer board of directors will not violate the standstill provisions of the Equityholders Agreement, and notwithstanding the standstill provisions, such board member may vote and take such other actions as he or she determines is appropriate in accordance with the exercise of his or her duties as a director and provided further that any member of Liberty Group may abstain from voting on any matter described in the standstill provisions, and, subject to the right of first offer, may tender shares of Common Stock Beneficially Owned by such member in connection with any tender offer or exchange offer without violation of the standstill provisions; (ii) not, except as provided in the Equityholders Agreement, seek, alone or with others, representation on the Issuer board of directors; (iii) not initiate, propose, or otherwise “solicit” (as the term is used in the proxy rules of the U.S. Securities and Exchange Commission) stockholders of the Issuer for the approval of stockholder proposals made to the Issuer whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act or otherwise, or cause or encourage or attempt to cause any other person to initiate any such stockholder proposal, regardless of its purpose; and (iv) not purchase or cause to be purchased or not acquire any other securities issued by the Issuer, or any securities exchangeable for Common Stock or any other equity securities of the Issuer, if in any such case immediately after the taking of such action Liberty Group would, in the aggregate, Beneficially Own in excess of the greater of (A) a number of shares of voting stock of the Issuer equal to 19.9% of the shares of the Issuer that are outstanding as of the closing or (B) 15% of the Common Stock outstanding on a Fully Diluted Basis (as defined in the Equityholders Agreement) from time to time, which ownership cap will automatically be reduced from time to time, if Liberty Group sells any Common Stock, to a new ownership cap that is equal to Liberty Group’s then Beneficial Ownership percentage, in the aggregate, of the shares of Common Stock then outstanding on a Fully Diluted Basis and Liberty Group may acquire shares in order to satisfy the ownership requirements in the Equityholders Agreement; provided, however, any acquisition of Common Stock by Liberty Group in addition to those shares of Common Stock acquired at the closing of the transactions contemplated by the Contribution Agreement or issuable upon the redemption of Class A LLC Shares acquired by LIH at the closing may only be acquired, directly or indirectly, through a U.S. controlled entity.

Pursuant to the Equityholders Agreement, GG Group has certain rights of first offer such that if a member of Liberty Group desires to sell all or any part of its Class A LLC Shares to a third party in an arm’s length transaction, this member must first offer to sell any such share to the Issuer. At the same time the offer is delivered to the Issuer, the member of Liberty Group will submit the offer to the GG Group, which will provide that if the Issuer does not choose to purchase all or a portion of the shares, then the GG Group will have the right to do so. If the Issuer chooses not to purchase the shares during the specified period, then the GG Group will have the right to purchase the shares not purchased by the Issuer.

The parties also agreed that if LIH desires to sell all or any part of (i) any shares of Common Stock received in redemption for Class A LLC Shares, (ii) any shares of Common Stock received at the closing of the transactions contemplated by the Contribution Agreement or (iii) the share of Class A Common Stock ((i), (ii), and (iii) collectively, the “EQY Shares”), LIH must first offer to sell the EQY Shares to the GG Group. Under certain circumstances, where the EQY Shares are being sold to an underwriter for public resale, certain procedures and restrictions, including those regarding price for the right of first offer to the GG Group, have been modified.

LIH is entitled to certain tag along rights in the event that members of the GG Group intend to sell, in a bona fide arm’s length transaction with a third party, a number of shares of Common Stock that would result in a “change of control” (as defined in the Equityholders Agreement), these members of the GG Group must permit Liberty Group to participate on a pro-rata basis based upon the GG Group’s and Liberty Group’s respective aggregate relative Beneficial Ownership of Equity One vis-à-vis one another until that certain Stockholders Agreement, dated as of October 4, 2000, as amended and/or restated to date, among the Issuer, Alony Hetz Properties & Investments, Ltd., an Israeli corporation (“AHPI”), Gazit, MGN and 1995, is amended to permit Liberty Group and AHPI to participate on a pro-rata basis.

Registration and Liquidity Rights Agreement

 Under the Registration and Liquidity Rights Agreement, dated January 4, 2011 (the “Registration Rights Agreement”), between the Issuer and LIH, the Issuer agreed, among other things, to file a shelf registration statement for the resale of the shares of Common Stock received by LIH Sub at the Closing or received by LIH in exchange for the Class A LLC Shares.  The Issuer filed a prospectus supplement, dated January 5, 2011, including a base prospectus, dated January 5, 2011 (the “Registration Statement”), with the Securities and Exchange Commission, registering the resale of such shares.  The Issuer further agreed to keep the Registration Statement effective until the earlier of (i) the date that all of the Registrable Securities (as defined in the Registration Rights Agreement) cease to be Registrable Securities and (ii) January 4, 2021.

If the Issuer does not meet these obligations, subject to certain permitted suspension periods, the Issuer is required to pay the holders a cash payment (as described in the Registration Rights Agreement) as partial liquidated damages.

In addition, pursuant to the Registration Rights Agreement, subject to certain conditions and exceptions, the Issuer agreed, upon the request of a holder, to undertake a “qualified offering” (as defined in the Registration Rights Agreement, including an underwritten offering) to take all commercially reasonable steps to facilitate up to four qualified offerings. The Issuer agreed to pay the costs and expenses for up to two qualified offerings.  In specified circumstances, the Issuer has the right to include in a qualified offering shares of the Issuer’s securities that the Issuer wishes to include in the qualified offering, subject to customary underwriter cutbacks.

The Issuer also agreed to provide holders with piggyback registration rights after January 4, 2016, subject to customary underwriter cutbacks and other conditions.

The Registration Rights Agreement also provides for customary indemnification provisions by and among the Issuer and the holders who may request to have their shares registered pursuant to the Registration Rights Agreement.

Limited Liability Company Agreement of EQY-CSC LLC

Pursuant to the Contribution Agreement, the Issuer and LIH entered into the Limited Liability Company Agreement of EQY-CSC LLC, dated January 4, 2011 (the “Joint Venture

 Agreement”).  The capital stock of the JV is comprised of Class A LLC Shares and Class B LLC Shares.  The Joint Venture Agreement provides the following:

Management. The JV is managed by a board of managers, elected by the Issuer, as the holder of a majority of the Class A LLC Shares.

Consent Rights. The consent of LIH Shareholders (defined as LIH, CSC, or any affiliate of CSC or LIH) is required for a limited number of specified actions, including the following:

•   any action by the board of managers in contravention of an express prohibition or limitation of the Joint Venture Agreement, or failure to take any action expressly required under the Joint Venture Agreement;

•   the institution of any bankruptcy proceedings or liquidation of the JV;

•   the incurrence of debt by the JV;

•   the borrowing of any money by the JV from the Issuer or an affiliate of the Issuer;

•   generally, the prepayment of the Note (except as permitted under the Note or upon redemption of the Class A LLC Shares by LIH Shareholders), or the modification of the Note;

•   amendments to certain provisions of the Joint Venture Agreement; and

•   prior to February 3, 2016, the transfer by the Issuer of its Class A LLC Shares or Class B LLC Shares, except to a wholly owned subsidiary, or in connection with certain change-of-control transactions or privatization transactions.

Redemption. All or a portion of the Class A LLC Shares held by an LIH Shareholder are redeemable by the JV upon request of such LIH Shareholder for redemption until January 4, 2021 for cash or, at the Issuer’s option, shares of Common Stock on a one-for-one basis, subject to certain adjustments for unpaid cash distributions.

Distribution Rights. Each holder of a Class A LLC Share is entitled to receive from the JV distributions of “available cash” (as defined in the Joint Venture Agreement) equivalent to dividends paid on a share of Common Stock. If the JV has insufficient cash to make this distribution, the shortfall accumulates and earns a specified additional return. Once the foregoing distribution has been made, the board of managers may, at its discretion, distribute remaining available cash:

•   first, to the Issuer, as the holder of Class B LLC Shares, up to a specified return; and

•   thereafter, 16.67% to holders of Class A LLC Shares, pro rata, and 83.33% to holders of Class B LLC Shares.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons, and to the Reporting Persons’ knowledge the persons named in Schedule A hereto, do not, as of the date of this Statement, have any specific plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The foregoing descriptions of the Contribution Agreement, Equityholders Agreement, Registration Rights Agreement and Joint Venture Agreement do not purport to be complete and are qualified in their entirety by reference to the Contribution Agreement attached as Exhibit 2 hereto and incorporated by reference herein, the Equityholders Agreement attached as Exhibit 3 hereto and incorporated by reference herein, the Registration Rights Agreement attached as Exhibit 4 hereto and incorporated by reference herein and the Joint Venture Agreement attached as Exhibit 5 hereto and incorporated by reference herein.

Item 5.            Interest in Securities of the Issuer.

(a) - (b)  The descriptions of the transactions and agreements set forth in Items 3 and 4 above are incorporated by reference herein.  The Reporting Persons beneficially own in the aggregate 15,418,443 shares of Common Stock, representing 12.95% of the Common Stock, which includes 4,050,606 shares of Common Stock held by LIH Sub, 10,000 shares of Common Stock underlying conversion of the Class A Common Stock held by LIH Sub and 11,357,837 Class A LLC Shares held by LIH that may be deemed to be derivative securities of Common Stock.  All of the Reporting Persons except for LIH Sub may be deemed to share dispositive power over the Class A LLC Shares, and all of the Reporting Persons may be deemed to share voting power with respect to the Class A LLC Shares through LIH Sub’s ownership of the Class A Common Stock.  All of the Reporting Persons may be deemed to share voting and dispositive power over the 4,060,606 shares of Common Stock beneficially owned by LIH Sub. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock directly held by each of the other Reporting Persons.

(c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Equityholders Agreement, on January 4, 2011, Parent, LIH and the Issuer executed a letter agreement (the “LIH Waiver”) that, subject to the terms and conditions therein, with respect to LIH, Parent and certain of Parent’s subsidiaries, waives the application of Section 7.2.1(a)(i) and Section 7.2.1(a)(ii) of the Articles of Amendment and Restatement, dated as of April 22, 2002 of the Issuer, as amended as of May 23, 2010 (the “Charter”), which generally prohibit any Person from Beneficially Owning or Constructively Owning shares of Capital Stock (each term as defined in the Charter) in excess of 9.9% in value of the outstanding shares of Capital Stock of the Issuer or shares of Common Stock in excess of 9.9% in value or in number of shares, whichever is more restrictive, of the outstanding shares of Common Stock of the

Issuer, respectively and permits Parent, LIH or certain of their affiliates to own up to 19.9% of the Common Stock or Capital Stock (whichever is the most restrictive), which percentage will be automatically reduced (but not below 9.9%) to the percentage of outstanding shares of the Issuer that Parent, LIH and certain of their affiliates are permitted to beneficially own pursuant to the Equityholders Agreement.

The foregoing description of the LIH Waiver does not purport to be complete and is qualified in its entirety by reference to the LIH Waiver filed as Exhibit 6 hereto and incorporated by reference herein.

Other than as described in this Item 6 and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule A and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
Exhibit 1	Joint Filing Agreement, dated January 4, 2011, by and among Capital Shopping Centres Group PLC, Liberty International Holdings Limited and CSC Ventures Limited
Exhibit 2
Contribution Agreement, dated May 23, 2010, by and among Equity One, Inc., Liberty International Holdings Limited and Capital Shopping Centres PLC (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Current Report on Form 8-K, filed May 27, 2010 (Commission File No. 001-13499)), as amended by Amendment to Contribution Agreement, dated November 8, 2010, by and among Equity One, Inc., Liberty International Holdings Limited and Capital Shopping Centres PLC (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Quarterly Report on Form 10-Q, filed November 8, 2010 (Commission File No. 001-13499))

Exhibit 3
Equityholders Agreement, dated May 23, 2010, by and among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, Gazit-Globe Ltd., MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc. (incorporated by reference to Exhibit 10.2 to Equity One, Inc.’s Current Report on Form 8-K, filed May 27, 2010 (Commission File No. 001-13499))

Exhibit 4
Registration and Liquidity Rights Agreement, dated January 4, 2011, by and between Liberty International Holdings Limited and Equity One, Inc. (incorporated by reference to Exhibit 10.2 to Equity One, Inc.’s Current Report on Form 8-K, filed January 7, 2011 (Commission File No. 001-13499))

Exhibit 5
Limited Liability Company Agreement of EQY-CSC LLC, dated January 4, 2011 (incorporated by reference to Exhibit 10.1 to Equity One, Inc.’s Current Report on Form 8-K, filed January 7, 2011 (Commission File No. 001-13499))

Exhibit 6	Letter Agreement, dated January 4, 2011, by and among Equity One, Inc., Capital Shopping Centres Group PLC and Liberty International Holdings Limited

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2011

LIBERTY INTERNATIONAL HOLDINGS LIMITED
by	/s/ David Fischel
Name: David Fischel Title: Director

CAPITAL SHOPPING CENTRES GROUP PLC
by	/s/ David Fischel
Name: David Fischel Title: Director

CSC VENTURES LIMITED
by	/s/ David Fischel
Name: David Fischel Title: Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF PARENT,  LIH AND LIH SUB

The following is a list of the executive officers and directors of Parent, LIH and LIH Sub setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Capitalized terms used but not otherwise defined in this Schedule A have the meaning ascribed to them in the Schedule 13D to which this Schedule A is attached.

Board of Directors of Parent

The business address for the Board of Directors of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
Patrick Burgess	Non-Executive Director; Chairman of the Board of Directors; Chairman of the Nomination & Review Committee; Chairman of the Corporate Responsibility Committee	British
David Fischel	Executive Director; Chief Executive	British
Kay Chaldecott	Executive Director; Executive Director, Property	British
Matthew Roberts	Executive Director; Finance Director	British
John Abel	Non-Executive Director	British
Richard Gordon	Non-Executive Director	South African
Ian Henderson	Non-Executive Director; Chairman of the Remuneration Committee	British
Andrew Huntley	Non-Executive Director	British
Rob Rowley	Non-Executive Director; Chairman of the Audit Committee	British
Neil Sachdev	Non-Executive Director	British
Andrew Strang	Non-Executive Director	British
Raymond Fine	Alternate Director to Richard Gordon	British

Executive Officers of Parent

The business address for the Executive Officers of Parent is 40 Broadway, London SW1H 0BT, United Kingdom.

Name	Position	Citizenship
David Fischel	Chief Executive	British
Kay Chaldecott	Executive Director, Property	British
Matthew Roberts	Finance Director	British

Board of Directors of LIH

The business address for the Board of Directors of LIH is 40 Broadway, London SW1H 0BT, United Kingdom.  LIH has no Executive Officers.

Name	Position	Citizenship
David Fischel	Director	British
Matthew Roberts	Director	British
Kay Chaldecott	Director	British
Martin Ellis	Director	British
Caroline Kirby	Director	British
Trevor Pereira	Director	British

Board of Directors of LIH Sub

The business address for the Board of Directors of LIH Sub is 40 Broadway, London SW1H 0BT, United Kingdom.  LIH Sub has no Executive Officers.

Name	Position	Citizenship
David Fischel	Director	British
Gary Hoskins	Director	British